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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 MAR -2 AM 9:25
SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39857

11017062

FACING PAGE
n Required of Brokers and Dealers Pursuant to Section 17 of the urities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREGORY, ZENT & SWANSON, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4011 W. JEFFERSON BLVD. SUITE 225
(No. and Street)

FORT WAYNE	INDIANA	46804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER J. SWANSON (260) 432-3763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATM & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

9422 LIMA ROAD	FORT WAYNE	INDIANA	46818
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER J. SWANSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREGORY, ZENT & SWANSON, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

4/02/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors,
Gregory, Zent & Swanson, Inc.

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson, Inc., as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in he United States of America. Those standards require that we plan and perform the audit to obtain reasonable reassurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson, Inc. as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages ten through eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respected in relation to the basic financial statements taken as a whole.

ATM & Company

Fort Wayne, Indiana,
January 21, 2011.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF FINANCIAL CONDITION as of December 31, 2010 and 2009

ASSETS

	2010	2009
Cash on hand and in bank - Note 1	$ 127,360	$ 105,681
Prepaid expenses	13,633	10,988
Furniture and fixtures, at cost, less accumulated depreciation of $(100,748)	19,709	26,832
Income tax refund receivable	479	22,866
Total assets	$ 161,181	$ 166,367

LIABILITIES

	2010	2009
Accounts payable	$ 4,961	$ 3,142
Commissions payable - Note 2	10,112	9,495
Payroll taxes accrued and withheld	4,451	3,874
Accrued expenses	9,710	11,118
Capital lease payable - Note 3	-	6,108
Deferred income taxes - Note 4	4,052	4,733
Total liabilities	33,286	38,470

STOCKHOLDERS' EQUITY

	2010	2009
Common stock - Authorized - 1,000 shares with $100 par value Issued - 729 shares with 240 outstanding	110,746	110,746
Retained earnings	218,424	218,426
Treasury Stock - 489 shares	(201,275)	(201,275)
Total stockholders' equity	127,895	127,897
Total liabilities and stockholders' equity	$ 161,181	$ 166,367

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF INCOME
For the year ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions and management fees	$ 526,182	$ 464,843
Interest and dividend income	567	611
Total revenues	526,749	465,454
Expenses:		
Commissions - Note 2	188,667	159,841
Transaction fees	80,729	70,687
Salaries and wages	71,018	66,138
Office supplies	22,689	29,888
Rent - Note 5	25,108	25,108
Telephone	7,524	7,833
Computer services	32,132	33,644
Depreciation - Note 1	8,316	9,271
Licenses and permits	9,435	9,149
Legal and professional	11,905	11,092
Payroll and property taxes	16,550	17,539
Travel and entertainment	4,758	5,793
Dues and subscriptions	10,065	9,237
Utilities	5,021	5,264
Insurance	17,045	16,413
Marketing and advertising - Note 1	5,823	5,106
Employee benefits - Note 6	3,777	-
Donations	550	305
Settlements and charges	3,786	1,015
Interest	608	1,701
Miscellaneous	597	-
Total expenses	526,103	485,024
Income before taxes	646	(19,570)
Income taxes - Note 7	648	(4,671)
Net income (loss)	$ (2)	$ (14,899)

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2010 and 2009

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2010	$ 110,746	$ 218,426	$ (201,275)	$ 127,897
Net income (loss)	-	(2)	-	(2)
Balance at December 31, 2010	$ 110,746	$ 218,424	$ (201,275)	$ 127,895

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2009	$ 110,746	$ 233,325	$ (201,275)	$ 142,796
Net income (loss)	-	(14,899)	-	(14,899)
Balance at December 31, 2009	$ 110,746	$ 218,426	$ (201,275)	$ 127,897

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2010

Subordinated liabilities at January 1, 2010	$ -
Increases	-
Decreases -	
Payment of subordinated note	-
Subordinated liabilities at December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net (loss)	$ (2)	$ (14,899)
Adjustments to reconcile net (loss) to net cash (used in) operating activities -		
Depreciation	(43,125)	9,271
(Increase) decrease in -		
Prepaid expenses	(2,645)	(153)
Income tax refund receivable	22,387	10,060
Increase (decrease) in -		
Payroll taxes accrued and withheld	577	1,343
Accounts payable	1,819	(3,919)
Accrued expenses	(1,408)	(2,216)
Deferred income taxes	(681)	1,978
Commissions payable	617	(2,396)
Net cash (used in) operating activities	(22,461)	(931)
Cash flows from investing activities:		
Purchase of furniture and fixtures	50,248	(402)
Net cash (used in) investing activities	50,248	(402)
Cash flows from financing activities:		
Payments on capital lease	(6,108)	(5,592)
Net cash (used in) financing activities	(6,108)	(5,592)
Net (decrease) in cash and cash equivalents	21,679	(6,925)
Cash and cash equivalents, beginning of year	105,681	112,606
Cash and cash equivalents, end of year	$ 127,360	$ 105,681
Supplemental disclosures of cash flows information:		
Cash paid during the year for -		
Income taxes	$ 648	$ -
Interest expense	$ 608	$ 1,701

The accompanying notes are an integral part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

METHOD - The accounts are maintained on the accrual basis.

NATURE OF BUSINESS - The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company services clients predominately located in Northeastern Indiana.

USE OF ESTIMATES - Management used estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

CUSTOMERS' SECURITIES - Transactions and related commission income and expenses are recorded on a settlement date basis.

MARKETABLE SECURITIES - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

DEPRECIATION - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten year. Depreciation for the years ended December 31, 2010 and 2009 was $8,316 and $9,271, respectively.

STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2010 consisted of the following:

Cash on hand and in bank	$ 127,360

ADVERTISING - The Company expenses advertising as incurred. Advertising expense was $3,161 and $2,572 for the years ended December 31, 2010 and 2009, respectively.

2. COMMISSIONS

Commissions payable at December 31, 2010 and 2009 of $10,112 and $8,543, respectively, are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2010 and 2009 were $181,250 and $148,712, respectively.

3. CAPITAL LEASE

On January 15, 2008, the Company signed a three year lease for a server. Payments of $608 were paid monthly through the lease ending date of November 2010. The lease was recorded as a capital lease. At December 31, 2010 and 2009, the gross amount of property and equipment recorded under the capital lease was $17,193, respectively.

Depreciation of assets held under a capital lease is included with depreciation expense.

(Continued)

4. DEFERRED INCOME TAXES

Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

5. OPERATING LEASE

The company leases its office under a three year operating lease that requires monthly payments of $2,044 and expires March 2011. Rent expense for the years ended December 31, 2010 and 2009 was $24,532 each year.

Minimum future lease payments as of December 31, 2010 were $6,133 for 2011.

Mangement expect to renew the lease in the ensuing year.

6. EMPLOYEE BENEFIT PLAN

The Company has a SARSEP plan covering all of its employees. All employees age 21 and over with one year of experience are eligible to participate in the Plan. The Company may contribute annually to the Plan and may also match a portion of the employees' salary reduction contributions. The Company's matching contribution was $3,777 and $ - 0 - for the years ended December 31, 2010 and 2009, respectively.

7. INCOME TAX EXPENSE (BENEFIT)

The components of the income tax expense (benefit) for the year ended December 31, 2010 are as follows:

		2010	2009
Current:			
	Federal	$ 821	$ (4,818)
	State	508	(1,832)
		1,329	(6,650)
Deferred:			
	Federal	(681)	618
	State	-	1,361
		(681)	1,979
	Total expense (benefit)	$ 648	$ (4,671)

(Continued)

7. INCOME TAX EXPENSE (BENEFIT) (Continued)

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

Accrual versus cash reporting	$	(288)	$	4,733
Depreciation		(393)		(2,754)
	$	(681)	$	1,979

A reconciliation of the statutory income tax rates and the effective tax rate for the year ended December 31, 2010 is as follows:

Tax at statutory rate	$	1,329	$	(6,650)
Permanent timing differences -				
Nondeductible meals and entertainment		(216)		390
Miscellaneous timing differences		(465)		1,589
	$	648	$	(4,671)

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $93,902, which was $43,902 in excess of its required net capital of $50,000. The Company's net capital ratio was .35 to 1.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION as of December 31, 2010 and 2009

		2010		2009
Net capital:				
Total stockholders' equity	$	127,894	$	127,897
Add: Liabilities subordinated to claims of general creditors allowable in computations of net capital		-		-
Total capital and allowable subordinated liabilities		127,894		127,897
Deductions and/or charges -				
Nonallowable assets -				
Petty cash		50		50
Prepaid expenses		13,633		10,988
Deferred tax asset		479		22,866
Furniture and fixtures		19,709		26,832
		33,871		60,736
Net capital before haircuts on securities positions		94,023		67,161
Haircuts on securities		121		1,186
Net capital	$	93,902	$	65,975
Aggregate indebtedness	$	33,286	$	38,470
Computation of basic net capital requirements:				
Minimum net capital required (15 to 1 ratio)	$	2,219	$	2,565
Minimum dollar net capital required ($50,000)	$	50,000	$	50,000
Excess net capital	$	43,902	$	15,975
Ratio: Aggregate indebtedness to net capital		.35 to 1		.58 to 1
Reconciliation with company's computation: (included in Part II of Form x-17A-5 as of December 31, 2009)				
Net capital, as reported in Company's Part II (unaudited) -				
FOCUS report	$	93,902	$	65,975
Rounding		-		-
Net capital, per above	$	93,902	$	65,975

STATEMENT OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2010

The Company is exempt from rule 15c3-3. All customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

To the Board of Directors,
GREGORY, ZENT & SWANSON, INC.

In planning and performing our audit of the financial statements and supplemental schedules of Gregory, Zent & Swanson, Inc., (the Corporation), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ATM & Company

Fort Wayne, Indiana,
January 21, 2011.

GREGORY, ZENT & SWANSON, INC.

Audited Financial Statements

For the year ended December 31, 2010 and 2009

ATM&Company

Certified Public Accountants